Rec'd. 8/16/06

AB

10/4

06050896

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Oct. 1, 2004 (MM/DD/YY) AND ENDING Sept. 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bernardo First Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1588 So. Mission rd., Suite 225
(No. and Street)

Fallbrook, CA 92028
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William I. Woodson (760) 451-2943
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Donald McLean & Co. C.P.A.s
(Name – *if individual, state last, first, middle name*)

38760 Sky Canyon Dr., Suite C, Murrieta, CA 92562
(Address) (City) (State) (Zip Code)

PROCESSED
OCT 0 6 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 1 6 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AD 10/5

OATH OR AFFIRMATION

I, William I. Woodson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernardo First Securities Corp., as of Sept. 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Prersident

Title

Notary Public *see Ack

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California } ss.

County of San Diego

On Dec 19, 2005 (Date) before me, Frances Jones, Notary Public (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared William L. W[illegible]son (Name(s) of Signer(s)),

☐ personally known to me
☒ proved to me on the basis of satisfactory evidence

to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

FRANCES JONES
Commission # 1[illegible]01497
Notary Public - California
San Diego County
My Comm. Expires Feb 21, 2007

WITNESS my hand and official seal.

Frances Jones
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer

Signer's Name: ______

☐ Individual
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
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BERNARDO FIRST SECURITIES CORPORATION

Table of Contents

DONALD MCLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
951.699.1040 FAX 951.699.1226

E-MAIL dmcleansd@yourcpa.net
www.yourcpa.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bernardo First Securities Corporation

We have audited the accompanying statements of financial condition of Bernardo First Securities Corporation as of September 30, 2005 and 2004, and the related statements of income, cash flows, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bernardo First Securities Corporation at September 30, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Donald McLean & Co CPAs

San Diego, California
December 21, 2005

B[illegible]ARDO FIRST SECURITIES CORPOR[illegible]ON
STATEMENT OF FINANCIAL CONDITION
September 30, 2005 and 2004

ASSETS

		2005		2004
Current Assets				
Cash and cash equivalents	$	7,129	$	25,558
Investments at market value		12,288		2,070
Deposits with clearing broker		37,016		30,663
Prepaid expense and other receivables		33,535		44,116
Total Current Assets		89,968		102,407
Property & Equipment				
Property and equipment at cost		17,837		17,837
Less: Accumulated depreciation		(10,612)		(7,134)
Net Property and Equipment		7,225		10,703
Other Assets				
Deposits		3,150		-
Organization costs, net of amortization of $882		1,163		1,214
Total Assets	$	101,506	$	114,324

LIABILITIES AND STOCKHOLDERS' EQUITY

		2005		2004
Current Liabilities				
Accounts payable	$	-	$	1,826
Commissions payable		10,347		6,000
Payroll taxes payable		6,252		12,718
Income taxes payable		-		9,997
Total Current Liabilities		16,599		30,541
Long-Term Liabilities				
Note payable		-		-
Stockholders' Equity				
Common stock; 75,000 shares authorized at $10.00 par value; 2,000 shares inssued and outstanding		20,000		20,000
Paid in capital		5,000		5,000
Retained Earingings		59,907		58,783
Total Stockholders' Equity		84,907		83,783
Total Liabilities and Stockholders' Equity	$	101,506	$	114,324

The accompanying notes are an integral part of these financial statements

BL__JARDO FIRST SECURITIES CORPORA___N
STATEMENT OF INCOME

For the Years Ended September 30, 2005 and 2004

		2005		2004
Revenue from Operations				
Commissions	$	222,049	$	223,278
Concessions		14,379		14,591
Investment advisory fees		21,298		17,621
Total Revenue from Operations		257,726		255,490
Expenses from Operations				
Amortization		51		51
Automobile expense		-		638
Contract services		11,000		4,000
Depreciation		3,477		3,567
Employee benefits		2,699		5,019
Interest paid		211		629
Legal and professional		5,758		3,682
Officer's salary		24,000		70,000
Office rent and administration		73,650		67,200
Payroll taxes		2,126		4,525
Registration, membership and dues		2,181		3,932
Technical support		66,128		6,573
Trading costs		51,179		37,529
Travel and entertainment		19,376		1,127
Total Expenses from Operations		261,836		208,472
Net Income from Operations		(4,110)		47,018
Other Income				
Interest, dividends and other investment gains or losses		6,475		(438)
Net Income before Taxes		2,365		46,580
Provision for income taxes		1,241		10,797
Net Income	$	1,124	$	35,783

The accompanying notes are an integral part of these financial statements

BERNARDO [illegible]RST SECURITIES CORPORATION
STATEMENT OF CASH FLOWS

For the Years Ended September 30, 2005 and 2004

	2005	2004
Cash Flow from Operating Activities:		
Net Income	$ 1,124	$ 35,783
Add charges to revenue not requiring use of cash:		
Depreciation	3,477	3,567
Amortization	51	51
Adjustments to reconcile net income to net cash flow from operating activities:		
(Increase) Decrease in deposit with clearing corporation	(6,353)	2,916
(Increase) Decrease in commission and concession receivables	2,576	15,913
(Increase) Decrease in investments	(10,216)	1,230
(Increase) Decrease in prepaid expense and other receivables	8,004	(28,486)
(Increase) Decrease in other assets	(3,150)	-
(Decrease) Increase in other accrued expenses	(8,292)	1,826
(Decrease) Increase in accrued salary	-	(45,022)
(Decrease) Increase in commissions payable	4,347	(896)
(Decrease) Increase in taxes payable	(9,997)	11,951
(Decrease) Increase in pension payable	-	(2,275)
(Decrease) Increase in deferred revenue	-	(897)
Net cash provided by operating activities	(18,429)	(4,339)
Cash Flow from Investing Activities:		
Acquisition of property and equipment	-	-
Net cash provided by investing activities	-	-
Cash Flow from Financing Activities:		
Principle payments on notes payable	-	(18,333)
Net cash used by financing activities	-	(18,333)
Net increase / (decrease) in cash and cash equivalents	(18,429)	(22,672)
Cash and cash equivalents beginning of year	25,558	48,230
Cash and cash equivalents at end of year	$ 7,129	$ 25,558
Supplemental Disclosure:		
Income taxes paid	$ 1,241	$ 800

The accompanying notes are an integral part of these financial statements

ERNARDO FIRST SECURITIES CORPORA[illegible]N

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Years Ended September 30, 2005 and 2004

	Common Stock No. of Shares		Common Stock Dollar Amount		Paid in Capital Dollar Amount		Retained Earnings		Total
Balance at September 30, 2003	20,000	$	20,000	$	5,000	$	23,000	$	48,000
Net Income							35,783		35,783
Additional paid in capital							-		-
Balance at September 30, 2004	20,000	$	20,000	$	5,000	$	58,783	$	83,783
Net Income							1,124		1,124
Additional paid in capital							-		
Balance at September 30, 2005	20,000	$	20,000	$	5,000	$	59,907	$	84,907

The accompanying notes are an integral part of these financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Bernardo First Securities Corporation (the "Company") was incorporated on January 19, 1988 and began operations June 24, 1988 as a securities broker. The Company is registered with the Securities Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). As of August 4, 1992, the Company became registered with the Securities Exchange Commission as an Investment Advisor. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Basis of Accounting

These financial statements of the Company have been prepared on the accrual basis of accounting. Income is reported when earned and expenses are recorded when incurred.

Investments

Investments are stated at fair value determined by quoted market prices.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk

The Company is engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Property and Equipment

The Company depreciates all property and equipment using the applicable accelerated method allowed for tax. These methods are not recognized as generally accepted accounting procedures. However, these methods do not have a material affect on these financial statements, nor do they distort depreciation expense or the assets' book value.

Organization Costs

Organization costs of the Company are being amortized for financial statement purposes using the straight-line method over their useful lives.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

NOTE 2 – INCOME TAXES

Income tax expense for the year consists of:

Federal	$ 441
State	800
	$ 1,241

NOTE 3 – EARNINGS PER SHARE

Because the Corporation is a non-public enterprise as defined by FASB No. 21, earnings per share is not computed.

NOTE 4 – RELATED PARTY TRANSACTIONS

The President of the Company operates a tax practice as Bernardo First Tax and Estate Planning ("BFT"), which has an office sharing arrangement with the Company. The Company paid office rent to BFT in the amount of $1,272 during the year ended September 30, 2005.

The Board of Directors of the Company agreed to rent office space in the home of Anne Woodson for William Woodson to carry on business of the Corporation. W. Woodson is the President of the Company and a current member of the Board of Directors. The monthly rent is currently $1,400 per month. The lease is month to month and either party can terminate with 30 days notice.

The Board of Directors of the Company has also agreed to rent office space in the home of James Woodson to carry on business of the Corporation. J. Woodson is the son of the President of the Company. The monthly rent is currently $4,200 per month. The lease is month to month and either party can terminate with 30 days notice.

Total rent paid during the year for the three leases was $69,592.

During the year ended September 30, 2005, the Company paid $60,000 in marketing costs to a company owned by J. Woodson

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At September 30, 2005, the Company had net capital of $48,489 which was $43,489 in excess of the requirements.

NOTE 6 – PENSION PLAN

Effective January 1, 1996, the Company established a Simplified Employee Pension Plan (SEP) for all eligible employees. Amounts contributed by the Company are limited to 15% of compensation paid. Pension expense was $0 and $0 for September 30, 2005 and 2004 respectively.

BERNARDO FIRST SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the Year Ended September 30, 2005

Balance at September 30, 2004	$	-
Increases		-
Decreases		-
Balance at September 30, 2005	$	-

The accompanying notes are an integral part of these financial statements

BERNARDO FIRST SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

As of September 30, 2005

Total Consolidated Stockholders' Equity		$	84,907
Deduct stockholders' equity not allowable for net capital			-
Total Stockholders' Equity Qualified for Net Capital			84,907
Add liabilities subordinated to claims of general creditors			-
Total Capital and Allowable Subordinated Liabilities			84,907
Deductions and / or Charges:			
Nonallowable assets included in the following captions on the statement of financial condition			
Net property and equipment	7,225		
Receivables from non-customers	23,288		
Organization costs and other assets	4,313		34,826
Net Capital Before Charges on Securities Positions			50,081
Haircuts on Securities Position			
Trading and investment securities			1,592
Total Haircuts			1,592
Net Capital		$	48,489
Aggregate Indebtedness (A.I)			
Liabilities from Statement of Financial Condition		$	16,599
Total Aggregate Indebtedness		$	16,599
Minimum Net Capital (6 2/3% of A.I.)		$	1,107
Minimum Net Capital Requirement		$	5,000
Excess Net Capital		$	43,489
Excess Net Capital at 1000%		$	46,829
Ration of Aggregate Indebtedness to Net Capital			34.23%

NOTE - A reconciliation of the above computation and the Company's corresponding unaudited Form X-17A-5, Part II is not required as no material differences exist.

DONALD McLEAN AND COMPANY
AN ACCOUNTANCY CORPORATION

11717 BERNARDO PLAZA COURT
SUITE 215
SAN DIEGO, CALIFORNIA 92128
858.487.5751 FAX 858.487.7043

E-MAIL dmcleansd@yourcpa.net

38760 SKY CANYON DRIVE
SUITE C
MURRIETA, CALIFORNIA 92563
951.699.1040 FAX 951.699.1226

www.yourcpa.net

Board of Directors
Bernardo First Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Bernardo First Securities Corporation (the "Company"), for the year ended September 30, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 171-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Donald McLean & Co CPAs

San Diego, California
December 21, 2005

BERNARDO FIRST SECURITIES CORPORATION

SUPPLEMENTARY INFORMATION

For the Year Ended September 30, 2005

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company is exempt under 15c3-3 section (k)(2)(ii)

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the Company is exempt under 15c3-3 section (k)(2)(ii)